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                   [Commonwealth Bankshares, Inc. Letterhead]

                                  May 9, 2001



VIA EDGAR

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Attn:  Christian Windsor

     Re: Commonwealth Bankshares, Inc./ Commonwealth Bankshares Capital Trust I Registration Statement on Form S-1
          Registration No.  333-50310

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Commonwealth Bankshares, Inc. and Commonwealth Bankshares Capital Trust I (collectively, the "Registrant") hereby request the withdrawal of the above-referenced Registration Statement (together with all exhibits, amendments or supplements thereto, the "Registration Statement") filed with the Securities and Exchange Commission. The Registrant has decided not to pursue the offering described in the Registration Statement due to adverse current market conditions. No securities have been sold pursuant to the Registration Statement. Accordingly, the Registrant hereby applies for consent to the immediate withdrawal of the Registration Statement.

Very truly yours,

Commonwealth Bankshares, Inc./Commonwealth Bankshares Capital Trust I

By:  /s/ Edward J. Woodard, Jr.
     ---------------------------------------
     Edward J. Woodard, Jr. CLBB
     President and Chief Executive Officer

Commonwealth Bankshares Capital Trust I

By:  Commonwealth Bankshares, Inc., as Depositor

     By:  /s/ Edward J. Woodard, Jr.
     ---------------------------------------
     Edward J. Woodard, Jr. CLBB
     President and Chief Executive Officer

cc:  Mr. William J. McKinnon, Jr.
     William R. Van Buren, III, Esq.
     T. Richard Litton, Jr., Esq.